SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              FORM 12b-25

                                              Commission File Number:  001-24197
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                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K __ Form 20-F __ Form 11-K __  Form 10-Q __ Form N-SAR

For Period Ended:        June 30, 1999
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[ ] Transition Report on Form 10-K           [ ] Transition  Report on Form 20-F
[ ] Transition Report on Form 11-K           [ ] Transition  Report on Form 10-Q
[ ] Transition  Report on Form N-SAR

For the Transition Period Ended:  ________________________________

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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

           DelSoft Consulting, Inc.
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Full Name of Registrant

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Former Name if Applicable

           106 Bombay Lane
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Address of Principal Executive Office (Street and Number)

           Roswell, Georgia  30076
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons  described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    | (b)   The subject annual report, semi-annual report, transition  report on
    |       Form 10-K, Form 20-F, 11-K or Form N-SAR,  or  portion thereof, will
[X] |       be  filed  on  or  before  the  fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly  report or  transition
    |       report on Form 10-Q, or portion  thereof  will be filed on or before
    |       the fifteenth calendar day following  the prescribed  due  date; and
    |
    | (c)   The   accountant's  statement  or  other exhibit  required  by  Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant requires additional time to complete certain disclosure information necessary to accurately complete Form 10-KSB for the period ended June 30, 1999. Registrant received draft financial statements approximately two weeks prior to the due date for the Form 10-KSB. During that interim period there were several changes to the Registrant's executive management and Board of Directors which will require additional disclosure information, including amendments to the financial statements. Registrant will file such report on or before October 13, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Jeffrey A. Rinde                770                  518-4289
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              (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [__] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [__] No

     It is anticipated that the Registrant will have a loss per share of ($.03) for the fiscal year ending June 30, 1999, compared to earnings of $.03 per share for the fiscal year ending June 30, 1998.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          DELSOFT CONSULTING, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   September 28, 1999                By:   /s/ Jeffrey A. Rinde
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                                               JEFFREY A. RINDE
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------ATTENTION---------------------------------------
|  Intentional misstatements or omissions of fact constitute Federal Criminal  |
|  Violations (See 18 U.S.C. 1001).                                            |
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